EXHIBIT H



          The Southern Company (70-[          ])

               The Southern Company ("Southern"), 270 Peachtree Street,

          N.W., Atlanta, Georgia 30303, a registered holding company, has filed an application-declaration under sections 6(a), 6(b), 7, 32 and 33 of the Act and rules 23, 42, 53 and 54 thereunder.

               By order dated August 1, 1995 (HCAR No. 26346), Southern was authorized to issue and sell from time to time prior to April 1,

          2000, short-term and term loan notes to lenders and/or commercial paper to dealers in an aggregate principal amount at any time outstanding of $1 billion.  Southern was authorized to use some or all of the proceeds of such borrowings or commercial paper sales to make investments in exempt wholesale generators ("EWGs")

          and foreign utility companies ("FUCOs"); provided that, at any point in time, the outstanding amount of borrowings and/or proceeds of commercial paper sales used for such purpose, the proceeds of sales of additional common stock used to make such investments, and the aggregate principal amount of the securities of such entities in respect of which Southern has issued any guaranty shall not, when added to Southern's "aggregate

          investment" (as defined in Rule 53) in all EWGs and FUCOs,

          exceed, at any point in time, 50% of Southern's "consolidated retained earnings" (also as defined in Rule 53) (hereafter the

          "Investment Limitation").

               Southern now seeks approval to issue and sell short-term and term loan notes to lenders and/or commercial paper to dealers
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          from time to time prior to April 1, 2001, in an aggregate

          principal amount at any time outstanding not to exceed $2

          billion; and to use the net proceeds thereof to make investments in subsidiaries (to the extent authorized in separate filings and/or in accordance with applicable exemptions), and in EWGs and

          FUCOs, subject to the Investment Limitation.  In a separate proceeding (File No. 70-8725), Southern is seeking authority for an increase in the Investment Limitation that would allow

          Southern to utilize financing proceeds to invest in EWGs and

          FUCOs in an aggregate amount that is equal to 100% of Southern's

          "consolidated retained earnings."  At December 31, 1995, Southern had invested, directly or indirectly, an aggregate of $1,230 million in EWGs and FUCOs, or approximately 36.56% of Southern's

          "consolidated retained earnings."

               Southern states that the proposed increase in the amount of borrowings and commercial paper at any time outstanding is required primarily to enable Southern to fund possible future investments in EWGs and FUCOs.  In this connection, Southern states that it has been Southern's experience since 1993 that purchases of existing power plants and distribution systems, such as may be offered in foreign utility system privatization

          programs, are typically cash funded at closing using short-term credit sources, and subsequently refinanced in part on a non-

          recourse basis, with the proceeds of such refinancing used to pay down short-term borrowings by Southern or, alternatively, short-

          term borrowings by special purchase subsidiaries organized to


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          acquire an EWG or FUCO that are guaranteed by Southern.

          Ultimately, Southern projects the need to fund a substantial part of its investment in EWGs and FUCOs from the proceeds of new sales of common stock.  However, the timing of common stock sales tends to be driven by market conditions, by dividend reinvestment levels, and by the appetite of employees for Southern's common stock under various stock purchase plans that are maintained by

          Southern.

               Southern also states that it is more economic for it to

          incur direct borrowings at the holding company level than to guaranty indirect borrowings by special purpose subsidiaries.

          Currently, Southern's lowest cost short-term credit options are commercial paper sales, combined with borrowings under

          uncommitted credit facilities.


























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